Exhibit 99.2

CONVOCATION NOTICE
OF THE SHAREHOLDERS’ MEETING

Shareholders are called to the Ordinary and Extraordinary Shareholders’ Meeting at the office in Piazza San Carlo, 158, Turin on 30th April 2007 at 11 a.m. on first call, on 2nd May 2007 on second call for the Extraordinary Meeting and on 3rd May 2007 on second call for the Ordinary Meeting and on third call for the Extraordinary Meeting, to debate and resolve upon the following

AGENDA OF THE MEETING

Ordinary part:

1.                   Proposal for the allocation of net income for the year in relation to the financial statements as at 31st December 2006 and the distribution of the dividend;

2.                   Authorization for the purchase and sale of own shares to serve compensation plans for employees of the Company and of subsidiary companies;

3.                   Appointment of Members of the Supervisory Board and related resolutions;

4.                   Resolutions in respect of insurance of civil responsibility for the Members of the Supervisory Board;

5.                   Proposal to review remuneration of the Independent Auditors Reconta Ernst & Young S.p.A.

Extraordinary part:

1.                   Change of the following articles of the Articles of Association: 7 (Shareholders’ Meeting), 17 (Powers of the Management Board), 18 (Chairman of the Management Board), 20 (Manager in charge of preparing the Company’s financial reports), 22 (Supervisory Board), 23 (Election of the Supervisory Board), 25 (Competence of the Supervisory Board) and 30 (Accounting Control) to be adopted also in accordance with Law no. 262 of 28th December 2005 and Lgs.D. no. 303 of 29th December 2006.

Moreover, in accordance with the transitory rule contained in Art. 34 of the Articles of Association, the Shareholders’ Meeting will be called upon to decide on the appointment of a further two Members of the Supervisory Board who will remain in office for the years 2007/2008/2009. The decision will be made using the list voting procedure as stipulated in the Articles of Association; the terms and methods of presenting lists are defined in Art. 23 of the Articles of Association available on the website www.intesasanpaolo.com, to which reference is made for more detailed information. With particular reference to this resolution, candidates must only meet the requirements foreseen for each and every Member of the Supervisory Board, and the percentage of shareholding needed to present a list is at least 1% but not more than 3% of the share capital.

In accordance with Art. 9.1 of the Articles of Association, participation in the Meeting is limited to those Shareholders holding ordinary shares with voting rights and who have sent the Company, within the time indicated for the start of the Meeting in first call, the official “communication” of the authorized intermediary testifying to their legitimacy.

To facilitate entry to the Meeting, Shareholders holding ordinary shares are kindly requested to arrive with a copy of the above-mentioned communication.

In accordance with Art. 82 of the Regulation approved with Consob Resolution n. 11971/1999 and subsequent modification and integration, the drafts of the Parent Company financial statements and the consolidated financial statements as at 31st December 2006 of Banca Intesa S.p.A. and Sanpaolo IMI S.p.A., approved by the Management Board on  23rd March 2007, will be made available at the Company’s Registered office and at Borsa Italiana S.p.A.

In accordance with the regulations in force, the scheduled reports of the Supervisory Board and the Independent Auditors will be made available to the general public in the usual ways at least fifteen days before the Shareholders’ Meeting. The reports on the proposals concerning the points on the agenda will be deposited under the same terms and in the same ways.

Shareholders may obtain a copy of the above-mentioned documents.

For the Management Board

Chairman Enrico Salza

INFORMATION FOR SHAREHOLDERS

Meeting documents may be found on the website www.intesasanpaolo.com or requested from the following addresses: fax +39 011 555 6396, +39 02 8794 3123; e-mail: segreteria.societaria@intesasanpaolo.com, investor.relations@intesasanpaolo.com.

The Company Secretariat and Investor Relations are available for further information (tel. + 39 011 555 6093, +39 02 8794 3571,  8.30 a.m. to 5 p.m.). ADR Holders, please contact JPMorgan Chase Bank + 1 (201) 680 6630.

Shareholders are kindly requested to arrive at the Meeting before the time of convocation to facilitate entry procedures and therefore allow the meeting to begin punctually.

Intesa Sanpaolo S.p.A.   Parent Bank of the Intesa Sanpaolo Banking Group   Registered in the Register of Banking Groups   Registered Office: Piazza San Carlo 156, Turin, Italy   Share capital euro 6,646,436,318.60   Registration number in the Turin Register of Companies and fiscal code 00799960158, VAT number 10810700152   Member of the Interbank Deposit Guarantee Fund and the National Guarantee Fund   Registration number in the Register of Banks 5361